Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: Sphere 3D Corp.

Subject Company: Gryphon Digital Mining, Inc.

SEC File No. of Sphere 3D Corp.: 333-262011

This Form 425 filing consists of the following communication, which is an annual update letter that will be emailed to stockholders of Gryphon Digital Mining, Inc. (“Gryphon”). This letter has content relating to the proposed merger transaction (the “Merger”) in which Sphere 3D Corp. (“Sphere 3D”) will acquire all of the issued and outstanding capital stock of Gryphon. To effect the Merger, Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Sphere 3D (“Merger Sub”), will merge with and into Gryphon, with Gryphon surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon, pursuant to the terms of an Agreement and Plan of Merger, dated June 3, 2021, as amended on December 29, 2021, by and among Sphere 3D, Gryphon and Merger Sub:

Fellow Stockholders of Gryphon,

We at the Gryphon family would like to wish everyone a safe and happy new year. 2021 was a launch year for Gryphon and we are very proud of the growth of the company. From starting off as just an idea to financing and development to actively mining – we have hit the ground running at full speed. We would like to share highlights of what we have accomplished to date, provide an update, and outline our plans for 2022.

2021: An unprecedented year

Entering into 2021, Gryphon was only an idea and a partial team with members from Facebook, Netflix, and Disney, as well as a global thought leader in data protection and privacy. The team was joined by Rob Chang, who was the former CFO of Riot as our Chief Executive Officer and by Chris Ensey as our Chief Technical Advisor.

In the first half of the year the team secured a 7,200 S19j Pro order from Bitmain and a hosting contract with a hydro-powered provider in upstate New York. CoinTelegraph noted in July 2021 that the 720 petahash it could achieve with the 7,200 machines would rank Gryphon, by hash rate distribution, among the top 15 Bitcoin miners, all while maintaining Gryphon’s ESG practice of carbon-neutral bitcoin mining.

The midpoint of 2021 was highlighted by our announcement of a proposed merger with Sphere 3D Corp. (Nasdaq: ANY).

Another highlight was Gryphon securing additional capacity to operate its machines by entering into a contract with Core Scientific for 230 MWs of net carbon-neutral hosting capacity. It was exciting for Gryphon to enter into this contract at a time when hosting capacity was (and continues to be) in extremely high demand due to the ban on bitcoin mining in certain countries.

Environmental considerations are a top priority for Gryphon and while the company’s operations are net carbon-neutral, we recognize that the acquisition of bitcoin mining equipment creates a carbon footprint. To offset this impact, Gryphon entered into agreements to purchase 250,000 carbon credits in 2021.

As of December 31, 2021, Gryphon on a stand-alone basis has approximately 3,000 machines deployed, on-site, or in transit. From the commencement of operations on September 15 through the end of 2021, we have mined approximately 71 BTC. Thus far, Gryphon has been successful in generally ramping up its bitcoin mining operations in line with its announced machine delivery schedule. While other companies have struggled in this regard, Gryphon endeavors to maintain this level of consistency. However, we remind our stockholders that the COVID-pandemic continues to impact the global supply chain and unavoidable and unforeseen delays and costs may occur.

Update

A Form F-4 Registration Statement was filed with the SEC on January 5, 2022. Once the Form F-4 is declared effective, it is expected that our merger partner will call a Special Meeting of its shareholders to vote on the transaction. As disclosed in the Form F-4, both parties expect the merger to be completed in the first quarter of 2022.

Many of you have sent Gryphon questions about the Form F-4. We provided those to Sphere 3D and it filed FAQs with the SEC answering those and other questions. In order to comply with SEC rules and regulations, we must ensure that all questions from investors are being answered in a uniform public manner during this time period. As a result, you may notice a difference in how we generally respond to questions, engage on social media, and even write stockholder updates.

Plans for 2022

We expect 2022 to be a year of execution for Gryphon. While we work towards completing the merger, we plan to continue to install machines and look for additional machines and opportunities for growth.

We thank you for your support.

Rob Chang

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of the proposed transaction, (ii) plans, objectives and intentions with respect to future operations, customers and the market, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include the risk that the transaction may not be completed in a timely manner or at all; the effect of the announcement or pendency of the transaction on our business relationships, results of operations and business generally; risks that the proposed transaction disrupts current plans and operations; the risk of litigation and/or regulatory actions related to the proposed transaction; potential impacts of the COVID-19 pandemic; and general market, political, economic and business conditions. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D’s registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward looking statements are based on current expectations, and with regard to the proposed transaction, are based on Sphere 3D’s and Gryphon’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Sphere 3D and Gryphon, all of which are subject to change.

The parties undertake no obligation to update the information contained in this communication or any other forward-looking statement.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Sphere 3D and Gryphon. Sphere 3D will file relevant materials with the SEC in connection with the proposed transaction, including a registration statement on Form F-4 and the proxy statement/prospectus forming a part thereof. Under the proposed terms, promptly after the registration statement on Form F-4 is declared effective under the Securities Act and its proxy statement/prospectus is filed with the SEC, Sphere 3D will mail or otherwise make available the proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting of shareholders relating to the proposed transaction. SPHERE 3D SHAREHOLDERS ARE ADVISED TO CAREFULLY READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN RESPECT OF THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

SPHERE 3D URGES ITS SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Sphere 3D (when they become available) may be obtained free of charge on Sphere 3D’s website at www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors and executive officers of Sphere 3D may be deemed to be participants in the solicitation of proxies from the shareholders of Sphere 3D in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above, which is available free of charge as described above.

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